Galactic Cap 'All New Condom Design'.mp4 (5m 19s)
9 speakers (Speaker 1, Speaker 2, Speaker 3, Speaker 4, Speaker 5, Speaker 6,
 Speaker 7, Speaker 8, Speaker 9)

[0:00:02] Speaker 1: After a good friend of mine contracted HIV, I designed, developed, and patented a revolutionary new condom called the Galactic Cap. The thing that makes it so unique is that this condom fits safely and securely on the head of the penis, leaving the coronal ridge and shaft exposed for more skin to skin contact, more sexual pleasure, and ultimately more condom usage around the world. We feel the Galactic Cap is the finest condom in the galaxy, based on what our customers are saying.

[0:00:35] Speaker 2: It was like going raw dog without going raw dog.

[0:00:39] Speaker 3: Best condom I've used yet.

[0:00:40] Speaker 4: Unbelievably good. Thrilling, wonderful.

[0:00:43] Speaker 5: It was the finest condom experience I've ever had.

[0:00:46] Speaker 6: Easy to apply. I don't want anything else.

[0:00:49] Speaker 7: Closest thing to nothing but skin I've found.

[0:00:53] Speaker 8: The problem with old fashioned condoms is that they reduce sensation and your full enjoyment during sex. In addition, traditional condoms do a poor job of preventing pregnancy, STDs and HIV. Not because they don't work, but because most men won't wear them. Only 5% of the men in the world wear a condom. In developed nations like United States, Europe, and Japan condom usage peaks at only 20%. This means that 80% of men anywhere else in the world are not using any protection.

[0:01:24] Speaker 9: Introducing the first real advancement in condoms in over 400 years. The Galactic Pregnancy Prevention Cap. It allows you to experience full stimulation and ultimate pleasure. The Galactic Cap fits securely on the head of the penis, leaving the sensitive coronal ridge and shaft exposed for a more powerful orgasm. Then the Galactic Cap securely traps semen, preventing pregnancy. The patent pending Galactic Cap is a unique, thin, two-wall design of bonded polyurethane film. It uses the medical grade adhesive preapproved by the FDA for use on skin to securely hold it in place during sexual intercourse. There's also an open window for capturing and trapping semen in the reservoir between the layers. Much like a bandaid, there's a paper backing over the adhesive, and a green plastic face protecting the opposite side. When the opportunity for sex occurs, you simply peel off the white paper backing exposing the adhesive. Apply the Galactic Cap to your erect penis, aligning the round window with the hole of your penis. Once aligned, smooth down the top of the Galactic Cap to the head, and the bottom to the shaft. Finally, remove both green liners. Now you and your Galactic Cap are ready for action, leaving your most sexually sensitive areas free to experience unobstructed pleasure. When you orgasm, the semen is safely captured in the double-walled reservoir. To remove the Galactic Cap after use, use the supplied pull tab, expose a small adhesive area, and place it on any edge of the condom. Then simply pull up on the tab, loosening the edge. Now, very slowly, peel off the condom, much like removing a bandaid. The Galactic Cap is projected to dramatically increase condom usage because it's a condom men want to wear instead of have to wear. In 2014 we completed a successful Indiegogo crowdfunding campaign for the Galactic Cap, raising over $100,000 from supporters in 26 countries around the world. Along the way, we generated lots of buzz. In three days our video had over a million views. Besides the initial article in the LA Weekly, we were written up in The Huffington Post, New York Daily News, UK Daily Mail, Cosmopolitan, Glamor, Ask Men, Tech Crunch, Daily Buzz, Gizmodo India, and translated into German, French, and Spanish. Finally, the market for condoms is huge. Every year, 27 billion are sold worldwide. If the Galactic Cap had only 5% of that market, we would sell over 1.35 billion condoms every year. That's among couples who currently use condoms. What about all the men who don't wear them because they reduce sensation? The Galactic Cap could easily create and monopolize a new, even bigger market. On top of that, the Galactic Cap might help with three of the world's toughest problems: unwanted teen pregnancy, overpopulation, and STD and HIV infection. Our customers feel complete sexual sensation, the way nature intended. The Galactic Cap is easy to use, safe and secure, and delivers vastly more sexual pleasure than traditional condoms.

[0:04:39] Speaker 1: The Galactic Cap has been designed and field tested with amazing results. The billion dollar condom industry will now have a product that men will want to wear. Soon there will be no excuse for sex without protection. The Galactic Cap is ready to prevent unplanned pregnancies and could reduce sexually transmitted disease because of increased condom usage. We need your help to ramp up manufacturing and get FDA approval to make the Galactic Cap the worldwide choice that satisfies. The time to invest is now. [0:05:14]